Exhibit 99.1

FOR IMMEDIATE RELEASE	February 28, 2012

Micromem Technologies Inc. Files Annuals and Completes Private Placements

Toronto, New York, February 28, 2012: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces it has filed its audited financial statements for the year ended October 31, 2011, together with the Management’s Discussion & Analysis, and the Company’s Annual Report on Form 20-F prepared in accordance with the United States Securities Exchange Act of 1934 (“SEC”), on SEDAR and EDGAR today. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

The Company also announces the completion of two brokered, non-arm’s length private placements totalling 770,832 Units (“Unit”) at a subscription price of US$0.24 per Unit for the gross proceeds of US $135,000 and CDN $50,000. Each Unit is comprised of one Common Share (“Common Share”) and one Common Share Purchase Warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of US $0.30 for a period of one year. A 7% commission was paid in connection with the private placements.

The proceeds from the offering will be used for general working capital purposes and the shares will be subject to resale restrictions.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 119,129,168
SEC File No: 0-26005
Investor Contact: Jason Baun, Chief Information Officer; Tel. 416-364-2023